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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934
For the month of September, 2007.
Commission File Number 0-26448
DESWELL INDUSTRIES, INC.
(Translation of registrant’s name into English)
17B, Edificio Comercial Rodrigues
599 Avenida da Praia Grande, Macao
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-               .

17B, Edificio Comercial Rodrigues
599 Avenida da Praia Grande
Macao
To the shareholders of Deswell Industries, Inc.:
     The Annual Shareholders Meeting of Deswell Industries, Inc. (the “Company”) will be held at the Sutton Room, meeting room of the Four Seasons Hotel, 57 East 57th Street, New York, New York 10022, USA on October 9, 2007 at 3:00 p.m. local time for the following purposes:
     1. To elect six members of the Board of Directors to serve for the ensuing year; and
     2. To approve amendments of the Company’s 2003 Stock Option Plan to increase by 400,000 shares, to a total of 1,800,000 shares (giving effect to the Company’s three-for-two stock split of March 2005), the number of shares of the Company that can be optioned and sold under the 2003 Stock Option Plan; and
     3. To ratify the selection of BDO McCabe Lo Limited as the independent registered public accountants of the Company for the year ending March 31, 2008; and
     4. To consider and act upon such other business as may properly come before the Meeting or any adjournments thereof.
     Only holders of common shares, no par value per share (the “Common Shares”), of record at the close of business on August 23, 2007 (the “Record Date”) will be entitled to vote at the meeting. Regardless of your plan to attend or not attend the meeting, please complete the enclosed proxy card and sign, date and return it promptly in the enclosed postage paid envelope. Sending in your proxy will not prevent you from voting in person at the meeting.

By order of the Board of Directors

C. P. Li
Secretary

Dated: September 7, 2007
Macau

17B, Edificio Comercial Rodrigues
599 Avenida da Praia Grande
Macao

Meeting at 3:00 p.m. local time on October 9, 2007

     Your proxy is solicited on behalf of the Board of Directors of Deswell Industries, Inc. (the “Company”) for use at the Annual Meeting of Shareholders to be held at the Sutton Room, meeting room of the Four Seasons Hotel, 57 East 57th Street, New York, New York 10022, USA on October 9, 2007 at 3:00 p.m. local time. If a proxy in the accompanying form is duly executed and returned, the shares represented by the proxy will be voted as directed. If no direction is given, the shares will be voted for the election of the six (6) nominees for directors named in this Proxy Statement, for approval of the amendment to our 2003 Stock Option Plan to add an additional 400,000 shares that may be optioned and sold under it and for the approval of BDO McCabe Lo Limited as the Company’s independent registered public accountants for the year ending March 31, 2008. A proxy given by a shareholder may be revoked at any time before it is exercised by notifying the Secretary of the Company in writing of such revocation, by giving another proxy bearing a later date or by voting in person at the Meeting.
     The cost of this solicitation of proxies will be borne by the Company. Solicitations will be made by mail. The Company will reimburse banks, brokerage firms, other custodians, nominees and fiduciaries for reasonable expenses incurred in sending proxy materials to beneficial owners of Common Shares of the Company.
     The Company’s annual report, including financial statements for its fiscal year ended March 31, 2007, is being mailed to all shareholders concurrently herewith. The annual report is not part of the proxy materials.
     The Company’s annual report on Form 20-F for the year ended March 31, 2007, as filed with the US Securities and Exchange Commission, is available without charge upon written request from the Secretary of the Company at Deswell Industries, Inc., 17B, Edificio Comercial Rodrigues, 599 Avenida da Praia Grande, Macao.
     The Company will satisfy the delivery requirements for proxy and information statements with respect to two or more security holders sharing the same address by delivering a single proxy statement or information statement to those security holders in order to reduce that amount of duplicate information that security holders receive and to lower printing and mailing costs. Additional copies may be obtained, without charge, by contacting the Company’s Investor Relations Representative, Institutional Marketing Services, 51 Locust Avenue, Ste. 304, New Canaan, CT 06840, by phoning 203.972.9200 or by e-mail at: jnesbett@institutionalms.com.

QUESTIONS AND ANSWERS RELATING TO THE 2007 ANNUAL MEETING
PROPOSAL NO. 1
Information Concerning Nominees
Certain Related Party Transactions
Control of the Company
PROPOSAL 2
Summary of the Provisions of the 2003 Stock Option Plan, as Amended
PROPOSAL NO. 3
OTHER BUSINESS
SIGNATURES

QUESTIONS AND ANSWERS RELATING TO THE 2007 ANNUAL MEETING
Why did I receive these materials?
     Our shareholders as of the close of business on August 23, 2007, which we refer to as referred to as the “Record Date,” are entitled to vote at our Annual Meeting of shareholders, which will be held on October 9, 2007. As a shareholder, you are invited to attend the annual meeting and are requested to vote on the items of business described in this proxy statement. We are required to distribute these proxy materials to all shareholders as of the Record Date. This proxy statement provides notice of the Meeting of shareholders and includes information about the proposals. The accompanying proxy card enables shareholders to vote on the matters without having to attend the annual meeting in person.
Who is entitled to vote at the Meeting?
     Only shareholders of record at the close of business on the Record Date are entitled to receive notice of and to participate in the annual meeting. If you were a shareholder of record on the Record Date, you will be entitled to vote all of the shares that you held on that date at the Meeting, or any postponements or adjournments of the Meeting.
How many votes do I have?
     You will be entitled to one vote for each outstanding share of our common stock you own as of the Record Date. As of the Record Date, there were 15,790,810 shares of our common stock outstanding and eligible to vote.
How many shares must be present or represented to conduct business at the Meeting?
     The presence at the Meeting, in person or by proxy, of the holders of a majority of the aggregate voting power of the Company’s common shares outstanding on the Record Date will constitute a quorum, permitting the conduct of business at the Meeting. Based on the number of shares of our common stock outstanding on the Record Date, the presence of the holders of our common stock representing at least 7,895,406 votes will be required to establish a quorum.
     Proxies received but marked as abstentions, votes withheld and broker non-votes will be included in the calculation of the number of votes considered present at the Meeting.
How can I vote my shares in person at the Meeting?
     Shares held in your name as the shareholder of record may be voted by you in person at the Meeting. Shares held by you beneficially in “street name” through a broker, bank or other nominee may be voted by you in person at the Meeting only if you obtain a legal proxy from the broker, bank or other nominee that holds your shares giving you the right to vote the shares.
How can I vote my shares without attending the Meeting?
     Whether you hold shares directly as the shareholder of record or beneficially in “street name,” you may direct how your shares are voted without attending the Meeting. If you are a shareholder of record (that is, if your shares are registered directly in your name with our transfer agent), you must complete and properly sign and date the accompanying proxy card and return it to us and it will be voted as you direct. A pre-addressed envelope is included for your use and is postage paid if mailed in the United States. If you are a shareholder of record and attend the meeting, you may deliver your completed proxy card in person. If you hold shares beneficially in “street name,” you may vote by submitting voting instructions to your broker, bank or other nominee.

Can I vote by telephone or electronically?
     If you are a shareholder of record, you may vote by telephone, or electronically through the Internet, by following the instructions included with your proxy card. If your shares are held in “street name,” please check your proxy card or contact your broker, bank or other nominee to determine whether you will be able to vote by telephone or electronically and the deadline for such voting.
Can I change my vote after I return my proxy card?
     Yes. If you are a shareholder of record, you may revoke or change your vote at any time before the proxy is exercised by delivering to our Secretary at the address shown at the beginning of this proxy statement a notice of revocation, or by signing a proxy card bearing a later date or by attending the Meeting and voting in person.
     For shares you hold beneficially in “street name,” you may change your vote by submitting new voting instructions to your broker, bank or other nominee or, if you have obtained a legal proxy from your broker, bank or other nominee giving you the right to vote your shares, by attending the Meeting and voting in person. In either case, the powers of the proxy holders will be suspended if you attend the Meeting in person and so request, although attendance at the Meeting will not by itself revoke a previously granted proxy.
Who counts the votes?
     Votes will be counted and certified by the Inspectors of Election, who are employees of Computershare Trust Company, N.A. (“CTC”), our transfer agent. If you are a shareholder of record, your signed proxy card is returned directly to CTC for tabulation. If you hold your shares in “street name” through a broker, bank or other nominee, your broker, bank or other nominee will return one proxy card to CTC on behalf of its clients.
What are the Board of Directors’ recommendations?
     Unless you give other instructions on your proxy card, the person named as proxy holder on the proxy card will vote in accordance with the recommendations of the Board of Directors. The Board of Directors’ recommendation is set forth together with the description of each item in this proxy statement. In summary, the Board of Directors recommends FOR the election of directors named; FOR approval of the amendment to our 2003 Stock Option Plan to add an additional 400,000 shares that may be optioned and sold under it and FOR the ratification of the selection of BDO McCabe Lo Limited as our independent registered public accountants for the year ending March 31, 2008.
Will shareholders be asked to vote on any other matters?
     To the knowledge of the Company and its management, shareholders will vote only on the matters described in this proxy statement. However, if any other matters properly come before the Meeting, the persons named as proxies for shareholders will vote on those matters in the manner they consider appropriate.
Who will serve as Chairman of the Meeting?
     Under our Articles of Association, as amended, the Chairman of the Board of Directors serves as Chairman of our Shareholders Meetings unless he is not present at the meeting, in which case our Chief Executive Officer serves as Chairman of the Shareholders Meeting. Articles of Association of a business company like Deswell organized under the laws of the British Virgin Islands are comparable to a U.S. company’s bylaws. As Mr. Richard Lau is not expected to be in attendance at our 2007 Annual Meeting,

Mr. Franki S. F. Tse, who joined Deswell in February 2007 as our Chief Executive Officer, will serve as Chairman at our 2007 Annual Meeting of Shareholders.
What vote is required to approve each item?
     Election of Directors. The affirmative vote of a plurality of the votes cast at the Meeting is required for the election of directors (Proposal 1). A properly executed proxy marked “WITHHOLD” with respect to the election of one or more directors will not be voted with respect to the director or directors indicated, although it will be counted for purposes of determining whether there is a quorum.
     Other Matters. For the proposals to approve the amendment to our 2003 Stock Option Plan to add an additional 400,000 shares that may be optioned and sold under it (Proposal 2) and to ratify the appointment of our independent registered public accounting firm for our year ending March 31, 2008 (Proposal 3), the affirmative vote of the holders of a majority of the votes cast in person or represented by proxy and entitled to vote on the item will be required for approval.
     A properly executed proxy marked “abstain” with respect to any matter will not be voted, although it will be counted for purposes of determining whether there is a quorum. Accordingly, an abstention will have the effect of a negative vote.
How are votes counted?
     In the election of directors (Proposal 1), you may vote “FOR” all or some of the nominees or your vote may be marked “WITHHOLD” with respect to one or more of the nominees. You may not cumulate your votes for the election of directors.
     For Proposals 2 and 3, you may vote “FOR,” “AGAINST” or “ABSTAIN.” If you elect to “ABSTAIN,” the abstention has the same effect as a vote “AGAINST.” If you provide specific instructions with regard to certain items, your shares will be voted as you instruct on such items.
     If you hold your shares in “street name” through a broker, bank or other nominee rather than directly in your own name, then your broker, bank or other nominee is considered the shareholder of record, and you are considered the beneficial owner of your shares. We have supplied copies of our proxy statement to the broker, bank or other nominee holding your shares of record, and they have the responsibility to send it to you. As the beneficial owner, you have the right to direct your broker, bank or other nominee on how to vote your shares at the Meeting. The broker, bank or other nominee that is the shareholder of record for your shares is obligated to provide you with a voting instruction card for you to use for this purpose. If you hold your shares in a brokerage account but you fail to return your voting instruction card to your broker, your shares may constitute “broker non-votes.” Generally, broker non-votes occur on a matter when a broker is not permitted to vote on that matter without instructions from the beneficial owner and instructions are not given. In tabulating the voting result for any particular proposal, shares that constitute broker non-votes are not considered present and entitled to vote on that proposal. If a quorum is present at the Meeting, the persons receiving the greatest number of votes will be elected to serve as directors. As a result, broker non-votes will not affect the outcome of the voting on the election of directors (Proposal 1). The approval of the amendment of our 2003 Stock Option Plan to add 400,000 shares that may be optioned and sold under the Plan (Proposal 2) and the ratification of the appointment of our independent auditors (Proposal 3) require the affirmative vote of a majority of our shares present in person or represented by proxy at the Meeting and entitled to vote on each proposal. A broker non-vote is treated as not being entitled to vote on Proposal 2 and therefore is not counted for purposes of determining whether Proposal 2 has been approved. If you are a beneficial owner and your broker, bank or other nominee holds your shares in its name, it is permitted for the broker, bank or other nominees to vote your shares on the election of directors (Proposal 1) and the ratification of the appointment of our independent registered public accounting firm (Proposal 3). Without your voting instructions on these items a broker non-vote will occur unless the broker, bank or other nominees votes on these proposals. Your broker, bank or other nominee is not permitted to vote on Proposal 2 without your voting instructions, and thus a broker non-vote will occur in the absence of your voting instructions on that proposal.
What should I do if I receive more than one set of voting materials?
     You may receive more than one set of voting materials, including multiple copies of this proxy statement and multiple proxy cards or voting instruction cards. For example, if you hold your shares in more than one brokerage account, you may receive a separate voting instruction card for each brokerage account in which you hold shares. If you are a shareholder of record and your shares are registered in more than one name, you will receive more than one proxy card. Please complete, sign, date and return each proxy card and voting instruction card that you receive.
PROPOSAL NO. 1
ELECTION OF DIRECTORS
     The Company’s directors are elected annually to serve until the next Annual General Meeting of Shareholders and until their successors are qualified and elected or until their death, resignation or removal. The number of directors presently authorized by the Company’s Articles of Association is not less than one or more than 12. The current number has been fixed by our directors at six.
     Unless otherwise directed by shareholders, the proxy holders will vote all shares represented by proxies held by them for the election of the following nominees. The Company is advised that all nominees have indicated their availability and willingness to serve if elected. In the event that any nominee becomes unavailable or unable to serve as a director of the Company prior to the voting, the proxy holder will vote for a substitute nominee in the exercise of his best judgment.
Information Concerning Nominees
     Information concerning the nominees based on data provided by them is set forth below:
     Richard Lau, 62, has served as Chief Executive Officer and Chairman of the Board of Directors of the Company and its predecessors since their inception in 1987 until February 2007, at which time he retired as Chief Executive Officer. Mr. Lau remains as Chairman of the Board.
     C. P. Li, 61, has served the Company as a Member of the Board of Directors and in various executive capacities with the Company and its predecessors since their inception in 1987. He became Secretary of the Company in February 1995 and Chief Financial Officer in May 1995, a position which he held until March 31, 2006. As Executive Director and General Manager of Manufacturing and Administration for Plastic Operations, Mr. Li is in charge of the day-to-day manufacturing and administrative operations for the Company’s plastic products. Mr. Li received his Bachelor of Science degree from Chun Yan Institute College, Taiwan in 1967.
     C. W. Leung, 52, has served the Company as a Member of the Board of Directors and in various executive capacities with the Company and its predecessors since their inception in 1987. As Executive

Director of Engineering for Plastic Operations, Mr. Leung is in charge of the mold division and engineering for the Company’s plastic manufacturing operations.
     Hung-Hum Leung, 61, has been a director of the Company and member of the Audit Committee since December 1999. Mr. Leung has over 25 years of experience in the manufacture of electronic products. Mr. Leung was the founder of Sharp Brave Holdings Ltd., a Hong Kong public company listed on the Hong Kong Stock Exchange, and from 1991 to 1995 served as the Chairman of Sharp Brave Holdings Ltd. Since 1995, Mr. Leung has been an independent consultant to the electronics industry. He received his Bachelor of Science degree in Physics from the National Taiwan University in 1971.
     Allen Yau-Nam Cham, 60, has been a director of the Company and member of the Audit Committee since August 2003. Mr. Cham has been the Managing Director and shareholder of Kwong Fat Hong (Securities) Limited since 1995. He has over 20 years of experience in the securities industry. He is a Certified General Accountant in Canada. He obtained his Bachelor of Science degree from St. Mary’s University, Halifax, Canada, Bachelor of Engineering (Electrical) degree from Nova Scotia Technical College, Halifax, Canada and Master of Business Administration degree from University of British Columbia, Canada.
     Wing-Ki Hui, 61, has been a director of the Company and member of the Audit Committee since October 2004. Since 1995 he has been the Operation Director of Tomorrow International Holdings Limited, a company listed on the Hong Kong Stock Exchange engaged in manufacturing of consumer electronics and printed circuit boards. Prior to serving in this capacity, Mr. Hui was Executive Director of Sharp Brave International Holdings Limited from 1991 to 1995 and Director of Sharp Brave Electronics Co., Ltd. from 1984 to 1995. Mr. Hui possesses over 20 years of experience in the electronic manufacturing industry, and is a graduate of South East Electronic College in Hong Kong.
     No family relationship exists among any of the named directors or the Company’s executive officers or key employees and no arrangement or understanding exists between any director or officer and any other persons pursuant to which any director or executive officer was elected as a director or executive officer of the Company. The executive officers serve at the pleasure of the Board of Directors of the Company.
Compensation of Executive Officers
     The aggregate amount of compensation (including non-cash benefits) paid by the Company and its subsidiaries during the year ended March 31, 2007 to all directors and executive officers as a group for services in all capacities was approximately $3,172,000. This excludes amounts paid by the Company or its subsidiaries as dividends to shareholders during the year ended March 31, 2007.
Directors
     Effective August 1, 2003, directors who are not employees of the Company or any of its subsidiaries are paid $2,000 per month for services as a director, and are reimbursed for all reasonable expenses incurred in connection with services as a director and member of Board committees. The Board has determined that Messrs. Hung-Hum Leung, Allen Yau-Nam Cham, Wing-Ki Hui are “independent” within the meaning of Rule 4200 of the Nasdaq Marketplace Rules.
Audit Committee
     The Audit Committee meets from time to time to review the financial statements and matters relating to the audit and has full access to management and the Company’s auditors in this regard. The Audit Committee recommends the engagement or discharge of the Company’s independent accountants, consults on the adequacy of the Company’s internal controls and accounting procedures and reviews and approves financial statements and reports. Deswell’s audit committee consists of Messrs. Hung-Hum Leung, Allen Yau-Nam Cham and Wing-Ki Hui, each of whom is an independent director within the meaning of that term under the Nasdaq Stock Market Rules. Mr. Allen Yau-Nam Cham currently acts as the Chairman of the Audit Committee.
     Deswell’s Board of Directors has determined that at least one person serving on the Audit Committee is an “audit committee financial expert” as defined under Item 16A(b) of Form 20-F. Mr. Allen Yau-Nam Cham is an “audit committee financial expert.”
Other Committees; Nasdaq Compliance
     In August 2005, Deswell determined to disband and no longer have either a compensation committee or a nominating committee as the law of the British Virgin Islands, Deswell’s place of organization, and its Memorandum and Articles of Association do not require it to have such committees. Although such committees, consisting of independent directors as defined by the Nasdaq Marketplace Rules, are required of domestic companies having securities listed on The Nasdaq Global Market (formerly the Nasdaq National Market), they are not required of foreign private issuers such as Deswell if such issuers follow their home country practice. In addition to not having a compensation committee or a nominating committee consisting of independent directors, Deswell also follows home country practice of not having nominees to its board selected or recommended by a majority of its independent directors; a majority of its Board of Directors are not “independent” directors within the definition of “independent director” in the Nasdaq Marketplace Rules and Deswell’s independent directors do not meet in executive session.
Certain Related Party Transactions
     Until August 23, 2007, Deswell owned 76 percent of its subsidiary, Integrated International Limited, which, through subsidiaries, conducts Deswell’s electronic manufacturing operations. The balance of Integrated was owned equally by S. K. Lee, our Director of Administration and Marketing for Electronic Operations, and M. C. Tam, our Director of Engineering and Manufacturing for Electronic Operations. During the years ended March 31, 2006 and 2007, Integrated made distributions to its shareholders, including Deswell, aggregating approximately $5,122,000 and $2,425,000 respectively, with Messrs. Tam and Lee’s share of these distributions (which were divided between them equally) amounting to $1,229,000 and $582,000 respectively.
     By stock purchase agreement dated August 17, 2007 between Deswell and Messrs. Lee and Tam, we purchased the 24 percent of Integrated that we did not own from Messrs. Lee and Tam for an aggregate of 632,080 shares of Deswell and cash in amount of HK$3,234,180 (equal to approximately US$413,578 on August 15, 2007. That acquisition was completed on August 23, 2007.
     Since Deswell completed its initial public offering in the United States, it has been Deswell’s policy that all transactions between Deswell and any interested director or executive officer be approved by a majority of the disinterested directors and be on terms that are no more favorable than would be available from an independent third party.
Control of the Company
     Except as disclosed in the footnotes to the table below with respect to Leesha Holdings Limited (“Leesha”), the Company is not directly owned or controlled by another corporation or by any foreign government. The following table sets forth, as of the Record Date the beneficial ownership of the Company’s Common Shares by each person known by the Company to beneficially own 5% or more of the Common Shares of the Company and by each of the Directors and Senior Management of the Company who beneficially own in excess of one percent of the Company’s shares.

	Number of shares
	beneficially owned (1)
Name of beneficial owner or identity of group	Amount		Percent
Richard Lau(2)	3,891,760		24.3%
C. P. Li(3)	3,688,750		23.0%
C. W. Leung(4)	3,676,516		23.1%
Leesha Holdings Ltd.	3,453,750		21.9%
Wellington Management Company, LLP (6)	1,602,505		10.1%
Royce & Associates, Inc. (7)	1,228,996		7.8%
Micropower Enterprises Limited	1,143,750		7.2%
FMR Corp./ Edward C. Johnson 3d (8)	907,214		5.7%
M. C. Tam	362,225		2.3%
S. K. Lee	331,040		2.1%
Franki S. K. Tse		*	*
Eliza Y. P. Pang		*	*
Hung-Hum Leung		*	*
Allen Yau-Nam Cham		*	*
Wing-Ki Hui		*	*

*	Less than 1%.

(1)	Based on 15,790,810 shares outstanding on August 23, 2007. However, in accordance with Rule 13d-3(d)(1) under the Securities Exchange Act of 1934, shares not outstanding but which are the subject of currently exercisable options have been considered outstanding for the purpose of computing the percentage of outstanding shares owned by the listed person holding such options, but are not considered outstanding for the purpose of computing the percentage of shares owned by any of the other listed persons.

(2)	Consists of 3,453,750 shares held of record by Leesha, 203,010 shares held of record by Mr. Lau and options to purchase 235,000 shares granted to Mr. Lau under the Company’s stock option plans. Mr. Lau’s options are exercisable at a weighted average exercise price of $11.61 per share until June 25, 2016. As a director of Leesha, Mr. Lau shares the voting and investment power of the shares held by Leesha.

(3)	Consists of 3,453,750 shares held of record by Leesha, nil shares held of record by Mr. Li and options to purchase 235,000 shares granted to Mr. Li under the Company’s stock option plans. Mr. Li’s options are exercisable at a weighted average exercise price of $11.61 per share until June 25, 2016. As a director of Leesha, Mr. Li shares the voting and investment power of the shares held by Leesha.

(4)	Consists of 3,453,750 shares held of record by Leesha, 87,766 shares held of record by Mr. Leung and options to purchase 135,000 shares granted to Mr. Leung under the Company’s stock option plans. Mr. Leung’s options are exercisable at a weighted average exercise price of $14.10 per share until September 30, 2013. As a director of Leesha, Mr. Leung shares the voting and investment power of the shares held by Leesha.

(5)	Leesha is an investment holding company organized as an International Business Company under the laws of the British Virgin Islands. Messrs. Lau, Li and Leung, who are its directors,

wholly own Leesha in equal shares. Among other investments, Leesha owns the 3,453,750 shares of Deswell, which were transferred to Leesha by Messrs. Lau, Li and Leung after Deswell’s initial public offering.

(6)	Based on Amendment No. 4 to Schedule 13G filed with the SEC on February 14, 2007.

(7)	Based on Amendment No. 6 to a Schedule 13G filed with the SEC on January 19, 2007.

(8)	Based on Amendment No. 4 to a Schedule 13G filed with the SEC on February 14, 2007.
PROPOSAL 2
TO APPROVE AMENDMENTS OF THE COMPANY’S 2003 STOCK OPTION PLAN TO
INCREASE BY 400,000 SHARES, TO A TOTAL OF 1,800,000 SHARES (GIVING EFFECT TO
THE COMPANY’S THREE-FOR-TWO STOCK SPLIT OF MARCH 2005), THE NUMBER OF
COMMON SHARES OF THE COMPANY THAT CAN BE OPTIONED AND SOLD UNDER
THE 2003 STOCK OPTION PLAN.
     The 2003 Stock Option Plan was originally adopted by the Company’s Board of Directors on August 20, 2003 and approved by shareholders at the Company’s Annual Shareholders Meeting held on September 30, 2003. As originally adopted and approved, 900,000 shares (giving effect to the Company’s three-for-two stock split of March 2005) could be optioned and sold under the 2003 Stock Option Plan.
     On August 1, 2005, the Company’s Board of Directors, approved amendments to the 2003 Stock Option to increase by 500,000 shares the number of shares that can be optioned and sold under the 2003 Stock Option Plan, bringing to a total of 1,400,000 shares the number of common shares that can be optioned and sold under the 2003 Stock Option Plan. This amendment was approved by shareholders at our 2005 Annual Meeting held on September 19, 2005.
     On August 17, 2007, the Company’s Board of Directors, subject to shareholder approval, approved amendments to the 2003 Stock Option to increase by 400,000 shares in the number of shares that can be optioned and sold under the 2003 Stock Option Plan, bringing to a total of 1,800,000 shares the number of common shares that can be optioned and sold under the 2003 Stock Option Plan. The approval of these amendments of the 2003 Stock Option Plan is subject to the approval of shareholders, which the Company is seeking at the 2007 Annual Meeting of Shareholders. Except for amendments to increase to 1,800,000 shares the number of common shares that can be optioned and sold under the 2003 Stock Option Plan, no other changes are being made to the 2003 Stock Plan.
     The Board of Directors believes that the selective use of stock options is an effective means of attracting, motivating and retaining employees and that the availability of an additional number of shares to be covered by the 2003 Stock Option Plan is essential to the success of the Company. At the Record Date, options to purchase an aggregate of 4,086,500 shares had been granted under all of the Company’s stock option plans, options to purchase an aggregate of 924,000 common shares were outstanding and no options to purchase common shares were available for future grant under the option plans.
     The Board of Directors recommends that the shareholders approve the amendments of the Company’s 2003 Stock Option Plan to increase by 400,000 shares, to a total of 1,800,000 shares, the number of Common Shares that can be optioned and sold under the 2003 Stock Option Plan. The affirmative vote of a majority of all shares of the Company present at the meeting in person or by proxy is required to approve the amendments of the Company’s 2003 Stock Option Plan.
     The summary of the provisions of the 2003 Stock Option Plan, as amended, which follows, is not intended to be complete. A copy of the 2003 Stock Option Plan, as amended, is attached to this Proxy Statement as Exhibit A.

Summary of the Provisions of the 2003 Stock Option Plan, as Amended
     The purpose of the 2003 Stock Option Plan is to induce key employees to remain in the employ of the Company or of any subsidiary of the Company, and to encourage such employees to secure or increase on reasonable terms their stock ownership in the Company. The Board of Directors of the Company believes the 2003 Stock Option Plan promotes continuity of management and increased incentive and personal interest in the welfare of the Company by those who are primarily responsible for shaping and carrying out the long-range plans of the Company and securing its continued growth and financial success
     The 2003 Stock Option Plan is administered by the Company’s Board of Directors (the “Board”). Subject to the express provisions of the 2003 Stock Option Plan, the Board has complete authority, in its discretion, to determine those key employees (hereinafter referred to as “participants”) to whom, and the price at which options shall be granted, the option periods and the number of shares to be subject to each option. The Board also has the authority in its discretion to prescribe the time or times at which the options may be exercised and limitations upon the exercise of options (including limitations effective upon the death or termination of employment of the participant), and the restrictions, if any, to be imposed upon the transferability of shares acquired upon exercise of options. In making such determinations, the Board may take into account the nature of the services rendered by respective employees, their present and potential contributions to the success of the Company or its subsidiaries and such other factors as the Board in its discretion shall deem relevant.
     Subject to the express provisions of the 2003 Stock Option Plan, the Board also has complete authority to interpret the 2003 Stock Option Plan, to prescribe, amend and rescind rules and regulations relating to the 2003 Stock Option Plan, to determine the terms and provisions of the respective option agreements (which need not be identical), to determine whether the shares delivered upon exercise of stock options will be treasury shares or will be authorized but previously unissued shares, and to make all other determinations necessary or advisable for the administration of the 2003 Stock Option Plan.
     An option may be granted under the 2003 Stock Option Plan only to an officer or other key employee or a director of the Company and of its present and future subsidiary corporations. The granting of an option to any employee shall not confer upon the employee any right to continue in the employ of the Company or of any such subsidiary and shall not interfere in any way with the right of the Company or of any such subsidiary to terminate the employment of the employee at any time.
     The option price is determined by the Board at the time the option is granted, but may not be less than the fair market value of the Common Shares as shall reasonably be determined by the Board as of the date the option is granted.
     An option is considered granted on the date the Board acts to grant the option.
     The Board of Directors, without approval of the shareholders may terminate the 2003 Stock Option Plan at any time, but no termination shall, without the participant’s consent, alter or impair any of the rights under any option theretofore granted to him under the 2003 Stock Option Plan.
     The term of each option granted under the 2003 Stock Option Plan will be for such option period not exceeding ten (10) years as the Board shall determine.
     Options under the 2003 Stock Option Plan are not transferable otherwise than by will or the laws of descent or distribution, and may be exercised during the lifetime of a participant only by such participant.

     Options granted pursuant to the 2003 Stock Option Plan are to be evidenced by stock option agreements in such form as the Board shall adopt from time to time.
     In the event that a dividend shall be declared upon the Common Shares of the Company payable in Common Shares of the Company the number of Common Shares then subject to any such option and the number of shares reserved for issuance pursuant to the 2003 Stock Option Plan but not yet covered by an option, shall be adjusted by adding to each such share the number of shares which would be distributable thereon if such share had been outstanding on the date fixed for determining the shareholders entitled to receive such stock dividend. In the event that the outstanding Common Shares of the Company shall be changed into or exchanged for a different number or kind of shares of stock or other securities of the Company or of another corporation, whether through reorganization, recapitalization, stock split-up, combination of shares, merger or consolidation, then there shall be substituted for each Common Share reserved for issuance upon exercise of options pursuant to the 2003 Stock Option Plan, the number and kind of shares of stock or other securities into which each outstanding Common Share shall be so changed or for which each such share shall be exchanged. In the event there shall be any change, other than as specified above in the number or kind of outstanding Common Shares of the Company or of any stock or other securities into which such Common Shares shall have been changed or for which it shall have been exchanged, then if the Board shall in sole discretion determine that such change equitably requires an adjustment in the number or kind of shares theretofore reserved for issuance pursuant to the 2003 Stock Option Plan, but not yet covered by an option and of the shares then subject to an option or options, such adjustment shall be made by the Board and shall be effective and binding for all purposes of the 2003 Stock Option Plan and of each stock option agreement. The option price in each stock option agreement for each share of stock or other securities substituted or adjusted shall be determined by dividing the option price in such agreement for each share prior to such substitution or adjustment by the number of shares or the fraction of a share substituted for such share or to which such share shall have been adjusted. No adjustment or substitution shall require the Company in any stock option agreement to sell a fractional share, and the total substitution or adjustment with respect to each stock option agreement shall be limited accordingly.
     The Board of Directors, without approval of the shareholders, may amend from time to time the 2003 Stock Option Plan in such respects as the Board may deem advisable. No amendment shall, without the participant’s consent, alter or impair any of the rights or obligations under any option theretofore granted to him under the 2003 Stock Option Plan.
PROPOSAL NO. 3
RATIFY SELECTION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS
     The Board of Directors has selected BDO McCabe Lo Limited as independent registered public accountants of the Company for the year ending March 31, 2008 and further directed that the Company submit the selection of independent registered public accountants for ratification by shareholders at the Company’s Annual Meeting. BDO McCabe Lo Limited has acted for the Company as independent registered public accountants since June 2003 and audited the Company’s financial statements at and for the years ended March 31, 2007, 2006 and 2005. The Board of Directors recommends that the shareholders approve the selection of BDO McCabe Lo Limited as independent registered public accountants of the Company for the year ending March 31, 2008. The affirmative vote of a majority of the shares of the Company present at the meeting in person or by proxy is required to approve the selection of BDO McCabe Lo Limited as independent registered public accountants of the Company for the year ending March 31, 2008.

OTHER BUSINESS
     The Board of Directors knows of no other business to be acted upon at the meeting. However, if any other matter shall properly come before the meeting, the proxy holder named in the proxy accompanying this statement will have discretionary authority to vote all proxies in accordance with his best judgment.

By order of the Board of Directors

C. P. Li
Secretary

Dated September 7, 2007
Macau

Exhibit A
2003 STOCK OPTION PLAN
OF
DESWELL INDUSTRIES, INC.
(As adopted August 20, 2003 and Amended August 1, 2005
and August 17, 2007)1
     1. Purpose. The purpose of the Deswell Industries, Inc. 2003 stock option plan (the “Plan”) is to induce key employees and directors to remain in the employ or serve on the Board of Directors of Deswell Industries, Inc., a British Virgin Island international business company (hereinafter referred to as the “Company”) or of any subsidiary of the Company, and to encourage such employees and directors to secure or increase on reasonable terms their stock ownership in the Company. The Board of Directors of the Company believes the Plan will promote continuity of management and increased incentive and personal interest in the welfare of the Company by those who are primarily responsible for shaping and carrying out the long-range plans of the Company and securing its continued growth and financial success.
     2. Effective Date of the Plan. The Plan shall become effective on August 20, 2003, the date adopted by the Board of Directors.
     3. Stock Subject to Plan. The maximum number of Common Shares which may be issued pursuant to the exercise of options granted under the Plan is one million eight hundred thousand (1,800,000) subject to the adjustments provided in paragraph 13 below. One million eight hundred thousand (1,800,000) of the authorized but unissued Common Shares of the Company shall be reserved for issue upon exercise of options granted under the Plan (less any shares heretofore issued upon exercise of options heretofore granted under the Plan), subject to the adjustments provided in paragraph 13 below; provided, however, that the number of such authorized but unissued shares so reserved shall from time to time be reduced to the extent that a corresponding amount of issued and outstanding shares have been purchased by the Company and set aside for issue upon the exercise of options granted under the Plan. If any options shall expire or terminate for any reason without having been exercised in full, the unpurchased shares subject thereto shall again be available for further grants under the Plan.
     4. Administration. The Plan shall be administered by the Board of Directors of the Company (the “Board”) or a committee of the Company’s Board of Directors (the “Committee”) consisting of not less than two members of the Board. Subject to the express provisions of the Plan, the Board or the Committee, if so appointed, shall have complete authority, in its discretion, to determine those key employees and directors (hereinafter referred to as “participants”) to whom, and the price at which options shall be granted, the option periods and the number of shares to be subject to each option. The Board or the Committee, if so appointed, shall also have the authority in its discretion to prescribe the time or times at which the options may be exercised and limitations upon the exercise of options (including limitations effective upon the death or termination of employment of the participant), and the restrictions, if any, to be imposed upon the transferability of shares acquired upon exercise of options. In making such determinations, the Board or the Committee, if so appointed, may take into account the nature of the services rendered by respective employees, their present and potential contributions to the success of the Company or its subsidiaries and such other factors as the Board or the Committee, if so appointed, in its discretion shall deem relevant. Subject to the express provisions of the Plan, the Board or the Committee, if so appointed, shall also have complete authority to interpret the Plan, to prescribe, amend and rescind rules and regulations relating to the Plan, to determine the terms and provisions of the respective option agreements (which need not be identical), to determine whether the shares delivered upon exercise of stock options will be treasury shares or will be authorized but previously unissued shares, and to make all other determinations necessary or advisable for the administration of the Plan.
     5. Eligibility. An option may be granted under the Plan only to officers or other key employees or directors of the Company and of its present and future subsidiary corporations. The granting of an option to any employee shall not

[1]	Reflects the Company’s three-for-two stock split of March 2005.

confer upon the employee any right to continue in the employ of the Company or of any such subsidiary and shall not interfere in any way with the right of the Company or of any such subsidiary to terminate the employment of the employee at any time.
     6. Option Price. The option price will be determined by the Board or the Committee, if so appointed, at the time the option is granted but may not be less than the fair market value of the Common Shares as shall reasonably be determined by the Board or the Committee, if so appointed, as of the date the option is granted.
     7. Date of Option Grant. An option shall be considered granted on the date the Board or the Committee, if so appointed, acts to grant the option, or such date thereafter as the Board or the Committee, if so appointed, shall specify.
     8. Term of Plan. The Board of Directors, without approval of the shareholders may terminate the Plan at any time, but no termination shall, without the participant’s consent, alter or impair any of the rights under any option theretofore granted to him under the Plan.
     9. Term of Options. The term of each option granted under the Plan will be for such period (hereinafter referred to as the “option period”) not exceeding ten (10) years as the Board or the Committee, if so appointed, shall determine. Each option shall be subject to earlier termination as described under “exercise of options.”
     10. Exercise of Options. Each option granted under the Plan will be exercisable on such date or dates and during such period and for such number of shares as shall be determined pursuant to the provisions of the option agreement evidencing such option. Subject to the express provisions of the Plan, the Board or the Committee, if so appointed, shall have complete authority, in its discretion, to determine the extent, if any, and the conditions under which an option may be exercised in the event of the death of the participant or in the event the participant leaves the employ or as a director of the Company or has his or her employment terminated by the Company. An option may be exercised, by (a) written notice of intent to exercise the option with respect to a specified number of shares of stock, and (b) payment to the Company of the amount of the option purchase price for the number of shares of stock with respect to which the option is then exercised.
     11. Nontransferability. Options under the Plan are not transferable otherwise than by will or the laws of descent or distribution, and may be exercised during the lifetime of a participant only by such participant.
     12. Agreements. Options granted pursuant to the Plan shall be evidenced by stock option agreements in such form as the Board or the Committee, if so appointed, shall from time to time adopt.
     13. Adjustment of Number of Shares. In the event that a dividend shall be declared upon the Common Shares of the Company payable in Common Shares of the Company, the number of Common Shares then subject to any such option and the number of shares reserved for issuance pursuant to the Plan but not yet covered by an option, shall be adjusted by adding to each such share the number of shares which would be distributable thereon if such share had been outstanding on the date fixed for determining the shareholders entitled to receive such stock dividend. In the event that the outstanding Common Shares of the Company shall be changed into or exchanged for a different number or kind of shares of stock or other securities of the Company or of another corporation, whether through reorganization, recapitalization, stock split-up, combination of shares, merger or consolidation, then there shall be substituted for each common share reserved for issuance pursuant to the Plan or option, the number and kind of shares of stock or other securities into which each outstanding common share shall be so changed or for which each such share shall be exchanged. In the event there shall be any change, other than as specified above in this paragraph in the number or kind of outstanding Common Shares of the Company or of any stock or other securities into which such Common Shares shall have been changed or for which it shall have been exchanged, then if the Board or the Committee, if so appointed, shall in its sole discretion determine that such change equitably requires an adjustment in the number or kind of shares theretofore reserved for issuance pursuant to the Plan, but not yet covered by an option and of shares then subject to an option or options, such adjustment shall be made by the Board or the Committee, if so appointed, and shall be effective and binding for all purposes of the Plan and of each stock option agreement. The option price in each stock option agreement for each share of stock or other securities substituted or adjusted as provided for in this paragraph shall be determined by multiplying the option price then in effect by the fraction, the numerator of which shall be the number of shares issuable upon exercise of the options prior to such substitution or adjustment, and the denominator of which shall be the number of shares or the fraction of a share substituted for such shares or to which such shares shall have been adjusted. No adjustment or substitution provided for in this paragraph shall require the Company in any stock option agreement to sell a fractional share, and the total substitution or adjustment with respect to each stock option agreement shall be limited accordingly.
     14. Amendments. The Board of Directors, without approval of the shareholders, may from time to time amend the Plan in such respects as the Board may deem advisable. No amendment shall, without the participant’s consent, alter or impair any of the rights or obligations under any option theretofore granted to him under the Plan.
     In witness whereof, the Board of Directors of the Company has adopted and amended this Plan as of the dates and years above indicated.

DESWELL INDUSTRIES, INC.
By:
Franki Tse, Chief Executive Officer

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MR A SAMPLE
DESIGNATION (IF ANY)
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Using a **black ink** pen, mark your votes with an **X** as shown in this example. Please do not write outside the designated areas. X

Admission Ticket

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Electronic Voting Instructions

You can vote by Internet or telephone!
Available 24 hours a day, 7 days a week!

Instead of mailing your proxy, you may choose one of the two voting methods outlined below to vote your proxy.

VALIDATION DETAILS ARE LOCATED BELOW IN THE TITLE BAR.

Proxies submitted by the Internet or telephone must be received by 1:00 a.m., Central Time, on October 9, 2007.

Vote by Internet

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Annual Meeting Proxy Card

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A Proposals — The Board of Directors recommends a vote FOR all the nominees listed and FOR Proposals 2 and 3.

1. Election of Directors:

	For	Withhold		For	Withhold		For	Withhold
01 - Richard Lau	☐	☐	02 - C. P. Li	☐	☐	03 - C. W. Leung	☐	☐
04 - Hung-Hum Leung	☐	☐	05 - Allen Yau-Nam Cham	☐	☐	06 - Wing-Ki Hui	☐	☐

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<STOCK#> 00S24B

2007 Annual Meeting Admission Ticket

2007 Annual Meeting of
Deswell Industries, Inc. Shareholders

Tuesday, October 9, 2007, 3:00 pm Local Time

Upon arrival, please present this admission ticket
and photo identification at the registration desk.

▼ IF YOU HAVE NOT VOTED VIA THE INTERNET OR TELEPHONE, FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

Proxy — Deswell Industries, Inc.

Notice of 2007 Annual Meeting of Shareholders

Proxy Solicited by Board of Directors for Annual Meeting — October 9, 2007

Richard Lau, C. P. Li, C. W. Leung, Franki S. K. Tse, or any of them, each with the power of substitution, are hereby authorized to represent and vote the shares of the undersigned, with all the powers which the undersigned would possess if personally present, at the Annual Meeting of Stockholders of Deswell Industries, Inc. to be held on October 9, 2007 or at any postponement or adjournment thereof.

Shares represented by this proxy will be voted by the stockholder. If no such directions are indicated, the Proxies will have authority to vote FOR Richard Lau, C. P. Li, C. W. Leung, Hung-Hum Leung, Allen Yau-Nam Cham and Wing-Ki Hui, and each of them, as directors, FOR Item 2, amendment of Deswell's 2003 Stock Option Plan to add 400,000 shares, and For item 3 ratification of BDO McCable Lo as auditors for fiscal 2008.

In their discretion, the Proxies are authorized to vote upon such other business as may properly come before the meeting.

(Items to be voted appear on reverse side.)

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DESWELL INDUSTRIES, INC..
Date September 11, 2007	By:	/s/ Eliza Y.P. Pang
		Name:	Eliza Y. P. Pang
		Title:	Chief Financial Officer